FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended November, 2019

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
Rider A
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL
As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.
Business
ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2019 we had approximately 14,600 employees, in 99 locations in 40 countries. During the nine months ended September 30, 2019, we derived approximately 32.0%, 58.2% and 9.8% of our revenue in the United States, Europe and Rest of World respectively.
We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.
Recent developments
Changes in Board composition
Mr. Ronan Murphy (Non-Executive Director) was appointed as Lead Independent Director of ICON plc effective January 1, 2019. On July 23, 2019, Mr. Declan McKeon and Mr. Dermot Kelleher retired from the Board. On the same date, Ms. Julie O'Neill was appointed to the Board.
Acquisition
On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services Inc., acquired 100% of the share capital of MolecularMD Corp ("MMD"). The consideration was $42.2 million. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. It is a recognized leader in the analytical development and clinical validation of molecular diagnostic assays. It offers a comprehensive test menu in immuno-oncology development and services also include companion diagnostic development services. The acquisition enhances ICON’s laboratory offering in molecular diagnostic testing and brings to ICON expanded testing platforms, including next generation sequencing, and immunohistochemistry (IHC).
On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (UK) Limited, acquired a majority shareholding in MeDiNova Research ("MeDiNova"), a site network with research sites in key markets in Europe and Africa, and has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares exclusively to ICON during 2020. The initial consideration to acquire the majority shareholding is cash of $39.3 million and contingent consideration of $14.8 million. The contingent consideration was paid in October 2019. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the USA, PMG Research.
On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in CRN Holdings LLC (trading as Symphony Clinical Research ("Symphony")). Founded in 2003 and operating from its headquarters in Illinois, USA and Gdansk, Poland, Symphony is a leading provider of at-home trial services and site support services from study start-up to closeout for Phase I-IV global studies. Symphony will grow ICON's patient recruitment capabilities globally and complements ICON's site network in the USA, PMG Research and the recently acquired site network in EMEA, MeDiNova Research. The initial consideration to acquire the 100% interest is cash of $35.0 million and contingent consideration of $2.5 million payable in 2020.

Share repurchase program
A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorization was renewed at the Company's AGM on each of July 25, 2017, July 24, 2018 and July 23, 2019. On October 3, 2016, the Company commenced the share buyback program of up to $400 million. At December 31, 2018, a total of 4,026,576 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $372.1 million. On January 8, 2019, the Company commenced a further share buyback program of up to 1.0 million shares. At September 30, 2019 a total of 1.0 million ordinary shares were redeemed by the Company under this buyback program for a total consideration of $141.6 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.
New accounting pronouncements
Recently adopted accounting standards
The new leasing standard (Accounting Standards Update (ASU) No. 2016-02 ‘Leases’) was issued in February 2016. Accounting Standards Codification (ASC) 842 ‘Leases’ supersedes the requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes. In July 2018, the Financial Accounting Standards Board (FASB) issued ASU No. 2018-11 'Leases (Topic 842): Targeted Improvements', which provides the option to adopt the standard retrospectively for each prior period presented, as initially set out in ASU No. 2016-02, or as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings. ASC 842 became effective for ICON plc with effect from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the cumulative-effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results as at December 31, 2018 and for the three and nine months ended September 30, 2018 are therefore presented under the previous leasing accounting principles, ASC 840 'Leases'. A lease liability and right-of-use asset have been recorded on the Condensed Consolidated Balance Sheet as at January 1, 2019 of $106.5 million (see note 14 - Impact of change in accounting policies for further details). The net operating cost of leases recorded in the three and nine months ended September 30, 2019 was $8.3 million and $24.9 million respectively (see note 8 - Operating leases for further details).
Recently issued accounting standards
In August 2018, the FASB issued ASU No. 2018-15 'Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40)' which provides guidance on when to capitalize implementation costs incurred in hosting arrangements which are accounted for as service contracts. This ASU will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2018-15 is not expected to have a significant impact on the financial statements.
In June 2016, the FASB issued ASU No. 2016-13 'Measurement of Credit Losses on Financial Instruments' which changes the way entities recognize impairment of certain financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a significant impact on the financial statements.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	(Unaudited)	(Audited)
	September 30, 2019	December 31, 2018
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$417,604	$395,851
Available for sale investments	53,636	59,910
Accounts receivable, net	407,814	414,791
Unbilled revenue	493,114	362,926
Other receivables	39,795	40,459
Prepayments and other current assets	43,466	36,801
Income taxes receivable	24,564	19,445
Total current assets	1,479,993	1,330,183

Other Assets:
Property, plant and equipment, net	156,305	158,669
Goodwill	877,017	756,260
Operating right-of-use assets	107,681	—
Other non-current assets	16,514	14,525
Non-current income taxes receivable	15,551	20,023
Non-current deferred tax asset	14,900	13,577
Investments in equity-long term	10,939	6,963
Intangible assets	66,286	54,055
Total Assets	$2,745,186	$2,354,255
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$20,764	$13,288
Payments on account	322,226	274,468
Other liabilities	370,725	317,143
Income taxes payable	15,264	5,724
Total current liabilities	728,979	610,623
Other Liabilities:
Non-current bank credit lines and loan facilities	349,542	349,264
Non-current operating lease liabilities	79,410	—
Non-current other liabilities	14,420	13,446
Non-current government grants	803	877
Non-current income taxes payable	17,272	17,551
Non-current deferred tax liability	17,620	8,213
Commitments and contingencies	—	—
Total Liabilities	1,208,046	999,974

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
53,640,584 shares issued and outstanding at September 30, 2019 and
53,971,706 shares issued and outstanding at December 31, 2018	4,636	4,658
Additional paid‑in capital	571,721	529,642
Other undenominated capital	1,050	983
Accumulated other comprehensive income	(95,504)	(69,328)
Retained earnings	1,020,386	888,326
Total Shareholders' Equity	1,502,289	1,354,281
Redeemable noncontrolling interest	34,851	—
Total Shareholders' Equity and Redeemable Noncontrolling Interest	1,537,140	1,354,281
Total Liabilities, Shareholders' Equity and Redeemable Noncontrolling Interest	$2,745,186	$2,354,255

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND SEPTEMBER 30, 2018
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands except share and per share data)

Revenue	$710,441	$655,017	$2,080,430	$1,916,752

Costs and expenses:
Direct costs	499,791	459,196	1,465,944	1,339,014
Selling, general and administrative expense	85,449	80,819	250,564	242,670
Depreciation and amortization	15,157	17,062	45,842	51,006
Restructuring	—	—	—	12,490

Total costs and expenses	600,397	557,077	1,762,350	1,645,180

Income from operations	110,044	97,940	318,080	271,572
Interest income	1,852	1,314	5,377	3,154
Interest expense	(3,393)	(3,201)	(9,946)	(10,298)

Income before provision for income taxes	108,503	96,053	313,511	264,428
Provision for income taxes	(13,020)	(11,526)	(37,516)	(29,935)

Net income	95,483	84,527	275,995	234,493
Net income attributable to noncontrolling interest	(658)	—	(1,016)	—
Net income attributable to the Group	$94,825	$84,527	$274,979	$234,493

Net income per Ordinary Share attributable to the Group (note 10):

Basic	$1.73	$1.55	$5.08	$4.33
Diluted	$1.72	$1.54	$5.03	$4.27

Adjusted net income per Ordinary Share attributable to the Group (note 10):

Adjusted basic (non-GAAP)	$1.76	$1.55	$5.10	$4.33
Adjusted diluted (non-GAAP)	$1.74	$1.54	$5.06	$4.27

Weighted average number of Ordinary Shares outstanding:

Basic	54,004,963	54,368,656	53,935,939	54,134,639

Diluted	54,550,672	54,901,404	54,386,066	54,888,151

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND SEPTEMBER 30, 2018 (UNAUDITED)

	Nine Months Ended
	September 30, 2019	September 30, 2018
	(in thousands)
Cash flows from operating activities:
Net income	$275,995	$234,493
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	217	9
Depreciation expense	34,271	35,432
Amortization of operating right-of-use assets	22,867	—
Amortization of intangibles	11,571	15,574
Amortization of government grants	(33)	(35)
Interest on short term investments	(823)	(1,094)
Interest on non-current operating lease liability	2,020	—
Gain on re-measurement of financial assets	(500)	—
Stock compensation expense	21,065	24,974
Amortization of interest rate hedge	(692)	(698)
Amortization of financing costs	393	671
Deferred taxes	3,179	(1,448)
Changes in assets and liabilities:
Decrease in accounts receivable	16,264	4,935
Increase in unbilled revenue	(126,375)	(73,648)
Decrease in other receivables	1,616	4,919
Increase in prepayments and other current assets	(5,862)	(8,591)
Increase in other non-current assets	(1,999)	(323)
Increase/(decrease) in payments on account	42,119	(11,567)
Increase/(decrease) in other current liabilities	176	(14,422)
Decrease in operating lease liabilities	(25,440)	—
Increase/(decrease) in other non-current liabilities	1,647	(589)
Increase in income taxes payable	6,498	2,215
Decrease in accounts payable	(78)	(3,031)
Net cash provided by operating activities	278,096	207,776
Cash flows from investing activities:
Purchase of property, plant and equipment	(31,929)	(28,387)
Purchase of subsidiary undertakings	(116,431)	(1,645)
Cash acquired with subsidiary undertaking	11,700	—
Purchase of available for sale investments	(16,075)	(85,866)
Sale of available for sale investments	23,814	98,857
Purchase of investments in equity - long term	(3,476)	—
Net cash used in investing activities	(132,397)	(17,041)
Cash flows from financing activities:
Financing costs	—	(823)
Proceeds from exercise of equity compensation	21,054	14,930
Share issue costs	(9)	(13)
Repurchase of ordinary shares	(141,573)	(56,960)
Share repurchase costs	(103)	(46)
Net cash used in financing activities	(120,631)	(42,912)
Effect of exchange rate movements on cash	(3,315)	(4,461)
Net increase in cash and cash equivalents	21,753	143,362
Cash and cash equivalents at beginning of period	395,851	282,859
Cash and cash equivalents at end of period	$417,604	$426,221

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
	(dollars in thousands, except share data)
Balance at December 31, 2018	53,971,706	$4,658	$529,642	$983	$(69,328)	$888,326	$1,354,281	$—

Comprehensive income:
Net income attributable to the group	—	—	—	—	—	274,979	274,979	—
Currency translation adjustment	—	—	—	—	(22,989)	—	(22,989)	—
Currency impact of long term funding (net of tax)	—	—	—	—	(3,138)	—	(3,138)	—
Unrealized capital gain – investments	—	—	—	—	643	—	643	—
Amortization of interest rate hedge	—	—	—	—	(692)	—	(692)	—

Total comprehensive income	—	—	—	—	(26,176)	274,979	248,803	—

Exercise of share options	317,713	21	21,009	—	—	—	21,030	—
Issue of restricted share units	351,165	24	—	—	—	—	24	—
Non-cash stock compensation expense	—	—	21,079	—	—	—	21,079	—
Share issuance costs	—	—	(9)	—	—	—	(9)	—
Share repurchase program	(1,000,000)	(67)	—	67	—	(141,573)	(141,573)	—
Share repurchase costs	—	—	—	—	—	(103)	(103)	—
Acquisition of redeemable noncontrolling interest	—	—	—	—	—	—	—	32,592
Noncontrolling interest adjustment to redemption amount	—	—	—	—	—	(1,243)	(1,243)	1,243
Net income attributable to redeemable noncontrolling interest	—	—	—	—	—	—	—	1,016

Balance at September 30, 2019	53,640,584	$4,636	$571,721	$1,050	$(95,504)	$1,020,386	$1,502,289	$34,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2019
1. Basis of presentation
These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.
The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2018 (see note 2 - Significant accounting policies for impact of adoption of ASC 842 'Leases'). Operating results for the nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2019.
2. Significant accounting policies
Redeemable noncontrolling interests and equity
ICON has obtained a majority ownership interest in MeDiNova and included in the purchase agreement are put and call option arrangements with the noncontrolling interest holders that require (put option) or enable (call option) ICON to purchase the remaining minority ownership at a later date. ICON accounts for this minority put arrangement as temporary equity, which is presented separately as redeemable noncontrolling interest on the Condensed Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99, 'Distinguishing Liabilities from Equity.'
Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group (GAAP) includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value. This accretion adjustment has been excluded from net income when calculating adjusted net income per ordinary share attributable to the Group (non-GAAP).
Leases
The Company adopted ASC 842 'Leases', with a date of initial application of January 1, 2019. The lease accounting policy applied in preparation of the results for the three and nine months ended September 30, 2019 therefore reflect application of ASC 842. ICON adopted the standard using the cumulative-effect adjustment approach. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2019), without restatement of comparative period amounts. The cumulative effect of applying the new standard is recorded as an adjustment to the opening consolidated balance sheet as at the date of initial application (see note 14 - Impact of change in accounting policies for further details). The comparative information has not been adjusted and therefore continues to be reported under ASC 840 'Leases'.
The new standard requires lessees to recognize the rights and obligations resulting from virtually all leases on the balance sheet as right-of-use (ROU) assets with corresponding lease liabilities.

The most significant impact of application of the new standard for ICON relates to the recognition of right-of-use assets and lease liabilities on the Condensed Consolidated Balance Sheet for operating leases for certain property, vehicles and equipment. Prior to application of ASC 842, costs in respect of operating leases were charged to the Condensed Consolidated Statements of Operations on a straight-line basis over the lease term.

Pursuant to certain practical expedients available as part of adopting ASC 842, ICON has not reassessed; whether existing or expired contracts are or contain leases, the classification of existing or expired leases, or whether unamortized initial direct costs meet the new definition of initial direct costs under ASC 842. Additionally, ICON has elected to use hindsight in determining the lease term and in assessing impairment of ROU assets, if any.

ICON determines if an arrangement is a lease at inception. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At September 30, 2019 and December 31, 2018, the Group did not account for any leases as finance leases.

Operating leases are included in operating right-of-use assets, other liabilities and non-current operating lease liabilities on our Condensed Consolidated Balance Sheet with lease amortization recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date or date of transition. Our lease terms may also include options to extend or terminate. ICON actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercized. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which are recognized as incurred on the Condensed Consolidated Statements of Operations.

ICON accounts for lease and non-lease components separately with lease components flowing through the Condensed Consolidated Balance Sheet and non-lease components expensed directly to the Condensed Consolidated Statements of Operations.

3. Revenue
Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)

Top client	$80,857	$92,280	$270,416	$254,655
Clients 2-5	176,598	173,112	512,883	502,514
Clients 6-10	91,134	94,631	247,309	287,782
Clients 11-25	134,111	106,184	399,877	329,833
Other	227,741	188,810	649,945	541,968

Total	$710,441	$655,017	$2,080,430	$1,916,752

4. Accounts receivable, unbilled revenue (contract assets) and payments on account or unearned revenue (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	September 30, 2019	December 31, 2018
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$412,648	$423,680
Unbilled services (unbilled revenue)	493,114	362,926
Accounts receivable and unbilled revenue	905,762	786,606
Allowance for doubtful accounts	(4,834)	(8,889)

Accounts receivable and unbilled revenue, net	$900,928	$777,717

Unbilled services and payments on account or unearned revenue (contract assets and liabilities) were as follows:

(in thousands, except percentages)	September 30, 2019	December 31, 2018	$ Change	% Change

Unbilled services (unbilled revenue)	$493,114	$362,926	$130,188	35.9%
Unearned revenue (payments on account)	(322,226)	(274,468)	(47,758)	17.4%

Net balance	$170,888	$88,458	$82,430	93.2%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer.

Unbilled services as at September 30, 2019 increased by $130.2 million as compared to December 31, 2018. Payments on account or unearned revenue increased by $47.8 million over the same period resulting in an increase of $82.4 million in the net balance of unbilled services and payments on account or unearned revenue between December 31, 2018 and September 30, 2019. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts.

The bad debt expense recognized on the Group's receivables and unbilled services was de minimis for the three and nine months ended September 30, 2019 and September 30, 2018.

As of September 30, 2019 approximately $5.2 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 40% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Nine Months Ended	Year Ended
	September 30, 2019	December 31, 2018
	(in thousands)
Opening balance	$756,260	$769,058
Current period acquisitions (Note 6)	136,585	—
Prior period acquisitions	—	1,048
Foreign exchange movement	(15,828)	(13,846)

Closing balance	$877,017	$756,260

6. Business combinations
Acquisitions – CRN Holdings LLC (trading as Symphony Clinical Research ("Symphony"))
On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering.
The acquisition of Symphony has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

September 24,
2019
(in thousands)
Cash	$3,295
Property, plant and equipment	581
Operating right-of-use assets	820
Goodwill*	26,957
Intangible asset**	5,842
Accounts receivable	3,940
Unbilled revenue	254
Prepayments and other current assets	133
Other receivables	36
Accounts payable	(1,084)
Payments on account	(1,420)
Other liabilities	(1,347)
Non-current lease liabilities	(531)

Net assets acquired	$37,476

Cash outflows	$34,976
Contingent consideration	2,500

Total consideration	$37,476
*Goodwill represents the acquisition of an established workforce and the capability to provide at-home trial services and site support solutions.
**The Company has made an initial estimate of separate intangible assets acquired of $5.8 million, principally customer relationships and order book assets. This assessment is under review and will be finalized within 12 months of the date of acquisition.

Acquisitions – MeDiNova
On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (UK) Limited acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. ICON has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares to ICON during 2020. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research.
The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

May 23,
2019
(in thousands)
Cash	$7,719
Property, plant and equipment	670
Operating right-of-use assets	1,558
Goodwill*	82,058
Intangible asset**	5,972
Accounts receivable	3,488
Unbilled revenue	4,272
Prepayments and other current assets	406
Other receivables	819
Accounts payable	(5,484)
Payments on account	(5,796)
Other liabilities	(7,052)
Non-current lease liabilities	(1,128)
Non-current deferred tax liability	(1,226)

Net assets acquired	$86,276

Cash outflows	$39,282
Consideration payable	14,841
Working capital receivable	(439)
Redeemable noncontrolling interest	32,592

Total consideration (including redeemable noncontrolling interest)	$86,276
*Goodwill represents the acquisition of an established workforce and access to a broad site network in Europe and Africa.
**The Company has made an initial estimate of separate intangible assets acquired of $6.0 million, principally customer relationships, a patient database and order book assets. This assessment is under review and will be finalized within 12 months of the date of acquisition.
Acquisitions – MolecularMD Corp ("MMD")
On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The consideration on acquisition was $42.2 million.
The acquisition of MMD has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January, 25
2019
(in thousands)
Cash	$686
Property, plant and equipment	1,697
Operating right-of-use assets	2,866
Goodwill*	27,570
Order backlog**	2,787
Customer list**	10,623
Accounts receivable	3,100
Unbilled revenue	2,421
Prepayments and other current assets	908
Other receivables	43
Accounts payable	(1,279)
Payments on account	(540)
Other liabilities	(1,932)
Non-current lease liabilities	(2,167)
Non-current other liabilities	(1,123)
Non-current deferred tax liability	(3,487)

Net assets acquired	$42,173

Cash outflows	$42,349
Working capital adjustment	(176)

Total consideration	$42,173

*Goodwill represents the acquisition of an established workforce with experience in molecular diagnostic specialty laboratory services and commercialization of precision medicines in oncology.
**The Company has made an estimate of separate intangible assets acquired, being customer relationships and order book assets. This assessment will be finalized within 12 months of the date of acquisition.

7. Restructuring
Restructuring charges
No restructuring charge was recognized during the nine months ended September 30, 2019 (September 30, 2018: $12.5 million).
Prior Period Restructuring charges
A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(5,399)	(672)	(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilization	(3,430)	(992)	(4,422)
Provision at September 30, 2019	$855	$1,142	$1,997

A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization.

Workforce Reductions
(in thousands)
Total provision recognized	$7,753
Utilized	(4,656)
Provision at December 31, 2017	$3,097
Utilized	(1,015)
Provision at December 31, 2018	$2,082
Utilized	(1,445)
Provision at September 30, 2019	$637

At September 30, 2019, $2.2 million is included within other liabilities and $0.4 million within non-current other liabilities.
8. Operating leases
Lease costs recorded under operating leases for the three and nine months ended September 30, 2019 were as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2019
	(in thousands)
Operating lease costs	8,713	$26,332
Income from sub-leases	(378)	(1,445)
Net operating lease costs	8,335	$24,887

Of the total cost of $24.9 million incurred in the nine months ended September 30, 2019, $23.0 million is recorded within selling, general and administration costs and $1.9 million is recorded within direct costs.
During the three and nine months ended September 30, 2019, the Group did not incur any costs related to variable lease payments.
The adoption of ASC 842 resulted in the recognition of operating right-of-use assets and lease liabilities of $106.5 million at January 1, 2019. Additional right-of-use assets obtained in exchange for lease obligations during the three and nine months ended September 30, 2019 totaled $7.5 million and $25.4 million, respectively. The weighted average remaining lease term and weighted-average discount rate at September 30, 2019 were 5.47 years and 2.98%, respectively.

Future minimum lease payments under non-cancelable leases as of September 30, 2019 were as follows:

Minimum rental
payments
(in thousands)
Due within 1 year	$28,107
Due between 1 and 5 years	69,656
Thereafter	18,594
Total future minimum lease payments	116,357
Lease imputed interest	(8,840)
Total	$107,517

Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $28.1 million have been included in other liabilities as at September 30, 2019.
9. Income taxes
Income taxes recognized during the three and nine months ended September 30, 2019 and September 30, 2018, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Provision for income taxes	$13,020	$11,526	$37,516	$31,388
Tax impact of restructuring and other items	—	—	—	(1,453)
Provision for income taxes	$13,020	$11,526	$37,516	$29,935

As at September 30, 2019 the Company maintains a $22.5 million liability (December 31, 2018: $22.5 million) for unrecognized tax benefit, which is comprised of $21.5 million (December 31, 2018: $21.4 million) related to items generating unrecognized tax benefits and $1.0 million (December 31, 2018: $1.1 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.
The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2014 through 2018 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.
10. Net income per ordinary share
Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share. Basic and diluted net income per ordinary share attributable to the Group (GAAP) includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value. This accretion adjustment of $1.2 million has been excluded from net income when calculating adjusted net income per ordinary share attributable to the Group (non-GAAP).

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,004,963	54,368,656	53,935,939	54,134,639
Effect of dilutive share options outstanding	545,709	532,748	450,127	753,512
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,550,672	54,901,404	54,386,066	54,888,151

The reconciliation between adjusted net income per Ordinary Share attributable to the Group and net income per Ordinary Share attributable to the Group is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Net income attributable to the Group	$94,825	$84,527	$274,979	$234,493
Noncontrolling interest adjustment to redemption amount	(1,243)	—	(1,243)	—
Net income attributable to the Group (including NCI redemption adjustment)	93,582	84,527	273,736	234,493

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic (GAAP)	$1.73	$1.55	$5.08	$4.33
Diluted (GAAP)	$1.72	$1.54	$5.03	$4.27

Adjusted net income per Ordinary Share attributable to the Group (excluding NCI redemption adjustment):
Adjusted basic (non-GAAP)	$1.76	$1.55	$5.10	$4.33
Adjusted diluted (non-GAAP)	$1.74	$1.54	$5.06	$4.27

11. Share-based awards
Share Options
On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 400,000 to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.
An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.
Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.
On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.
Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at September 30, 2019 is eight years.
The following table summarizes option activity for the nine months ended September 30, 2019:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2018	920,746	$74.32	$22.39
Granted	97,112	$140.13	$43.43
Exercised	(317,713)	$66.19	$19.93
Forfeited	(28,060)	$88.38	$26.82

Outstanding at September 30, 2019	672,085	$87.08	$26.41	4.97

Exercisable at September 30, 2019	310,834	$67.84	$20.77	3.83

The Company has outstanding options with fair values ranging from $9.72 to $43.59 per option or a weighted average fair value of $15.60 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2019 was 310,834. Fully vested share options at September 30, 2019 have an average remaining contractual term of 3.83 years, an average exercise price of $67.84 and a total intrinsic value of $24.7 million. The total intrinsic value of options exercised during the nine months ended September 30, 2019 was $24.9 million (September 30, 2018: $32.6 million).
The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2019:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2018	522,823	$88.18	$26.41

Granted	97,112	$140.13	$43.43
Vested	(233,861)	$84.91	$25.68
Forfeited	(24,823)	$97.28	$29.20

Non-vested outstanding at September 30, 2019	361,251	$103.63	$31.26

Fair value of Stock Options Assumptions
The weighted average fair value of options granted during the nine months ended September 30, 2019 and September 30, 2018 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2019	September 30, 2018
Weighted average grant date fair value	$43.43	$36.84
Assumptions:
Expected volatility	30%	30%
Dividend yield	—%	—%
Risk-free interest rate	2.55%	2.73%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.
Restricted Share Units and Performance Share Units
On July 21, 2008, the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.
On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The awards are at par value and vest over a service period.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors in May 2019 vest over twelve months.
The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2019:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2018	251,053	$89.95	0.96	534,677	$89.50	1.22

Granted	60,182	$140.13		158,341	$138.24
Shares vested	(118,611)	$71.45		(234,395)	$68.97
Forfeited	(14,847)	$90.72		(52,411)	$103.61

Outstanding at September 30, 2019	177,777	$110.73	1.28	406,212	$118.52	1.66

The fair value of PSUs vested for the nine months ended September 30, 2019 totaled $8.5 million (full year 2018: $14.7 million).
The fair value of RSUs vested for the nine months ended September 30, 2019 totaled $16.2 million (full year 2018: $18.8 million).
The PSUs vest based on service and specified EPS targets over the periods 2017 – 2019, 2018 – 2020 and 2019 – 2021. Depending on the amount of EPS from 2017 to 2021, up to an additional 76,321 PSUs may also be granted.
Non-cash stock compensation expense
Non-cash stock compensation expense for the three and nine months ended September 30, 2019 and September 30, 2018 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Direct costs	$4,535	$4,708	$11,607	$13,761
Selling, general and administrative	3,696	3,836	9,458	11,213

	$8,231	$8,544	$21,065	$24,974

Total non-cash stock compensation expense not yet recognized at September 30, 2019 amounted to $50.9 million. The weighted average period over which this is expected to be recognized is 2.34 years.

12. Share capital
On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million shares. The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.
The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.
During the nine months ended September 30, 2019 1.0 million ordinary shares were redeemed by the Company under this buyback program for a total consideration of $141.6 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to an other undenominated capital reserve as required under Irish Company Law.
13. Business segment information
The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.
The Company determines and presents operating segments based on the information that is provided to the CODM. The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.
The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.
The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.
ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.
ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark up policy is reviewed annually to ensure that it is market appropriate.
The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.
The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Bulgaria, Portugal, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China (including Hong Kong), South Korea,

Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, South Africa and Serbia.
The geographical distribution of the Company’s segment measures as at September 30, 2019 and December 31, 2018 and for the three and nine months ended September 30, 2019 and September 30, 2018 is as follows:
a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Ireland *	$320,459	$270,709	$929,419	$765,939
Rest of Europe	98,080	91,292	282,717	283,024
U.S.	223,900	227,279	664,752	674,150
Rest of World	68,002	65,737	203,542	193,639

Total	$710,441	$655,017	$2,080,430	$1,916,752
* All sales shown for Ireland are export sales.
b) The distribution of income from operations including restructuring by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Ireland	$82,529	$71,435	$231,202	$190,832
Rest of Europe	10,234	7,038	21,747	23,864
U.S.	11,975	14,413	45,382	40,918
Rest of World	5,306	5,054	19,749	15,958

Total	$110,044	$97,940	$318,080	$271,572

c) The distribution of income from operations excluding restructuring by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Ireland	$82,529	$71,435	$231,202	$203,322
Rest of Europe	10,234	7,038	21,747	23,864
U.S.	11,975	14,413	45,382	40,918
Rest of World	5,306	5,054	19,749	15,958

Total	$110,044	$97,940	$318,080	$284,062

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30, 2019	December 31, 2018
	(in thousands)
Ireland	$99,317	$106,206
Rest of Europe	10,379	9,807
U.S.	24,103	25,535
Rest of World	22,506	17,121

Total	$156,305	$158,669

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
	(in thousands)		(in thousands)
Ireland	$6,777	$8,053	$21,345	$23,917
Rest of Europe	1,304	1,491	3,968	4,654
U.S.	5,883	6,396	17,146	18,997
Rest of World	1,193	1,122	3,383	3,438

Total	$15,157	$17,062	$45,842	$51,006

f) The distribution of total assets by geographical area was as follows:

	September 30, 2019	December 31, 2018
	(in thousands)
Ireland	$1,166,505	$1,073,411
Rest of Europe	652,782	514,010
U.S.	762,376	646,512
Rest of World	163,523	120,322

Total	$2,745,186	$2,354,255

14.      Impact of change in accounting policies
The new leasing standard (ASU No. 2016-02 'Leases') was issued in February 2016. ASC 842 'Leases' supersedes the requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes. In July 2018, the FASB issued ASU No. 2018-11 'Leases (Topic 842): Targeted Improvements', which provides the option to adopt the standard retrospectively for each prior period presented, as initially set out in ASU No. 2016-02, or as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings.
ASC 842 became effective for ICON plc with effect from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results for the three and nine months ended September 30, 2018 are therefore presented under the previous leasing accounting principles, ASC 840 'Leases'. Operating lease liabilities and right-of-use assets have been recorded on the Condensed Consolidated Balance Sheet as at January 1, 2019 of $106.5 million.
There is no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.

ICON plc
Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2018. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.
Overview
We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2019 we employed approximately 14,600 employees, in 99 locations in 40 countries. During the nine months ended September 30, 2019 we derived approximately 32.0%, 58.2% and 9.8% of our revenue in the United States, Europe and Rest of World respectively.
As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.
Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.
Our backlog consists of potential revenue yet to be earned from projects awarded by clients. At September 30, 2019 we had unsatisfied performance obligations of approximately $5.2 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and payments on account (contract liabilities) for further details). We believe that our remaining or unrealized performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.
Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.
In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.
As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of operations
Three Months Ended September 30, 2019 compared with Three Months Ended September 30, 2018
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2019	September 30, 2018	2018 to 2019
			Percentage
	Percentage of Revenue		Increase/ (Decrease)
Revenue	100.0%	100.0%	8.5%

Costs and expenses:
Direct costs	70.3%	70.1%	8.8%
Selling, general and administrative	12.0%	12.3%	5.7%
Depreciation	1.6%	1.8%	(2.6)%
Amortization	0.6%	0.8%	(29.7)%

Income from operations	15.5%	15.0%	12.4%
Revenue for the period increased by $55.4 million, or 8.5%, from $655.0 million for the three months ended September 30, 2018 to $710.4 million for the three months ended September 30, 2019. Revenue increased by 9.5% in constant currency and increased by 8.4% in constant dollar organic terms. The increase in revenues in the three months ended September 30, 2019 can be explained by continued organic growth.
During the three months ended September 30, 2019 we derived approximately 31.5%, 58.9% and 9.6% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended September 30, 2019, $257.5 million or 36.2% of our revenues were derived from our top 5 customers. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue from this customer contributed 11.4% of revenue for the quarter. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top 5 customers.
Revenue in Ireland increased from $270.7 million for the three months ended September 30, 2018 to $320.5 million for the three months ended September 30, 2019. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 13 - Business segment information for further details). Revenue in our Rest of Europe region increased from $91.3 million for the three months ended September 30, 2018 to $98.1 million for the three months ended September 30, 2019. Revenue in the Rest of World region increased from $65.7 million for the three months ended September 30, 2018 to $68.0 million for the three months ended September 30, 2019. Revenue in the U.S. region decreased from $227.3 million for the three months ended September 30, 2018 to $223.9 million for the three months ended September 30, 2019.
Direct costs for the period increased by $40.6 million, or 8.8%, from $459.2 million for the three months ended September 30, 2018 to $499.8 million for the three months ended September 30, 2019. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period relates to increases in third party investigator and other reimbursable costs, an increase in direct project related costs and personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs have increased from 70.1% for the three months ended September 30, 2018 to 70.3% for the three months ended September 30, 2019.
Selling, general and administrative expenses for the period increased by $4.6 million, or 5.7%, from $80.8 million for the three months ended September 30, 2018 to $85.4 million for the three months ended September 30, 2019. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased from 12.3%

for the three months ended September 30, 2018 to 12.0% for the three months ended September 30, 2019. This reflects a continued focus on personnel related expenditure and facilities and related costs.
Depreciation expense for the period decreased by $0.3 million, or 2.6%, from $11.7 million for three months ended September 30, 2018 to $11.4 million for three months ended September 30, 2019. Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense decreased from 1.8% for the three months ended September 30, 2018 to 1.6% for the three months ended September 30, 2019. Amortization on intangibles for the period decreased by $1.6 million, or 29.7%, from $5.4 million for the three months ended September 30, 2018 to $3.8 million for the three months ended September 30, 2019. Amortization expense represents the amortization of intangible assets acquired on business combinations. The decrease in the amortization expense for the period was driven by some intangibles being fully amortized. As a percentage of revenue, amortization expense decreased from 0.8% for the three months ended September 30, 2018 to 0.6% for the three months ended September 30, 2019.
As a result of the above, income from operations for the period increased by $12.1 million, or 12.4%, from $97.9 million for the three months ended September 30, 2018 to $110.0 million for the three months ended September 30, 2019. As a percentage of revenue, income from operations increased from 15.0% of revenues for the three months ended September 30, 2018 to 15.5% of revenues for the three months ended September 30, 2019.
Income from operations in Ireland increased from a profit of $71.4 million for the three months ended September 30, 2018 to a profit of $82.5 million for the three months ended September 30, 2019.  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 13 - Business segment information for further details). Income from operations in our Rest of Europe region increased from $7.0 million for the three months ended September 30, 2018 to $10.2 million for the three months ended September 30, 2019, while income from operations in our Rest of World region increased from $5.1 million for the three months ended September 30, 2018 to $5.3 million for the three months ended September 30, 2019. Income from operations in the U.S. region decreased from $14.4 million for the three months ended September 30, 2018 to $12.0 million for the three months ended September 30, 2019.
Interest expense for the period increased by $0.2 million, or 6%, from $3.2 million for the three months ended September 30, 2018 to $3.4 million for the three months ended September 30, 2019. Interest income increased by $0.5 million or 40.9% from $1.3 million for the three months ended September 30, 2018 to $1.9 million for the three months ended September 30, 2019.
Provision for income taxes increased from $11.5 million for the three months ended September 30, 2018 to $13.0 million for the three months ended September 30, 2019. The Company’s effective tax rate for the three months ended September 30, 2019 was 12% compared with 12% for the three months ended September 30, 2018. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.
Nine Months Ended September 30, 2019 compared with Nine Months Ended September 30, 2018
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2019	September 30, 2018	2018 to 2019
			Percentage
	Percentage of Revenue		Increase/ (Decrease)
Revenue	100.0%	100.0%	8.5%

Costs and expenses:
Direct costs	70.5%	69.9%	9.5%
Selling, general and administrative	12.0%	12.7%	3.3%
Depreciation	1.6%	1.8%	(3.3)%
Amortization	0.6%	0.8%	(25.7)%
Restructuring	—%	0.6%	(100.0)%

Income from operations	15.3%	14.2%	17.1%

Revenue for the period increased by $163.7 million, or 8.5%, from $1,916.8 million for the nine months ended September 30, 2018 to $2,080.4 million for the nine months ended September 30, 2019. Revenue increased by 10.3% in constant currency and increased by 9.4% in constant dollar organic terms. The increase in revenues in the nine months ended September 30, 2019 can be explained by continued organic growth.
During the nine months ended September 30, 2019 we derived approximately 32.0%, 58.2% and 9.8% of our revenue in the United States, Europe and Rest of World respectively. During the nine months ended September 30, 2019, $783.3 million or 37.7% of our revenues were derived from our top 5 customers. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue from this customer contributed 13.0% of revenue for the nine months ended September 30, 2019.
Revenue in Ireland increased from $765.9 million for the nine months ended September 30, 2018 to $929.4 million for the nine months ended September 30, 2019. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 13 - Business segment information for further details). Revenue in our Rest of Europe region decreased from $283.0 million for the nine months ended September 30, 2018 to $282.7 million for the nine months ended September 30, 2019.  Revenue in the Rest of World region increased from $193.6 million for the nine months ended September 30, 2018 to $203.5 million for the nine months ended September 30, 2019. Revenue in the U.S. region decreased from $674.2 million for the nine months ended September 30, 2018 to $664.8 million for the nine months ended September 30, 2019.
Direct costs for the period increased by $126.9 million, or 9.5%, from $1,339.0 million for the nine months ended September 30, 2018 to $1,465.9 million for the nine months ended September 30, 2019. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period relates to increases in third party investigator and other reimbursable costs, an increase in direct project related costs and personnel related expenditure, which was partly offset by a decrease in laboratory costs during the period. As a percentage of revenue, direct costs have increased from 69.9% for the nine months ended September 30, 2018 to 70.5% for the nine months ended September 30, 2019.
Selling, general and administrative expenses for the period increased by $7.9 million, or 3.3%, from $242.7 million for the nine months ended September 30, 2018 to $250.6 million for the nine months ended September 30, 2019. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased from 12.7% for the nine months ended September 30, 2018 to 12.0% for the nine months ended September 30, 2019. This reflects a continued focus on personnel related expenditure and facilities and related costs.
Depreciation expense for the period decreased by $1.2 million, or 3.3%, from $35.4 million for nine months ended September 30, 2018 to $34.3 million for nine months ended September 30, 2019. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense decreased from 1.8% for the nine months ended September 30, 2018 to 1.6% for the nine months ended September 30, 2019. Amortization on intangibles for the period decreased by $4.0 million, or 25.7%, from $15.6 million for the nine months ended September 30, 2018 to $11.6 million for the nine months ended September 30, 2019. Amortization expense represents the amortization of intangible assets acquired on business combinations. The decrease in the amortization expense for the period was driven by some intangibles being fully amortized during 2018. As a percentage of revenue, amortization expense decreased from 0.8% for the nine months ended September 30, 2018 to 0.6% for the nine months ended September 30, 2019.
No restructuring charge was recognized during the nine months ended September 30, 2019. During the nine months ended September 30, 2018, a restructuring charge of $12.5 million was recognized under a restructuring plan adopted following a review by the company of its operations. The restructuring plan includes resource rationalization in certain areas of the business to improve resource utilization (see note 7 - Restructuring for further information).
As a result of the above, income from operations for the period increased by $46.5 million, or 17.1%, from $271.6 million ($284.1 million excluding restructuring) for the nine months ended September 30, 2018 to $318.1 million for the nine months ended September 30, 2019. As a percentage of revenue, income from operations for the nine months ended September 30, 2018 increased from 14.2% (14.8% excluding restructuring charges) of revenues to 15.3% of revenues for the nine months ended September 30, 2019.
Income from operations in Ireland increased from $190.8 million ($203.3 million excluding restructuring) for the nine months ended ended September 30, 2018 to $231.2 million ($231.2 million excluding restructuring) for the nine months ended September 30, 2019.  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note - 13 Business segment information for further details). Income from operations in our Rest of Europe region decreased from $23.9 million for the nine months ended September 30, 2018 to $21.7 million for the nine months ended September 30, 2019, while income from operations in our Rest of World region increased from $16.0 million for the nine months ended September 30, 2018 to $19.7 million for the nine months ended September 30, 2019. Income from operations in the U.S. region increased from $40.9 million for the nine months ended September 30, 2018 to $45.4 million for the nine months ended September 30, 2019.
Interest expense for the period decreased by $0.4 million, or 3.4%, from $10.3 million for the nine months ended September 30, 2018 to $9.9 million for the nine months ended September 30, 2019. Interest income increased by $2.2 million or 70.5% from $3.2 million for the nine months ended September 30, 2018 to $5.4 million for the nine months ended September 30, 2019.
Provision for income taxes increased from $29.9 million ($31.4 million excluding restructuring) for the nine months ended September 30, 2018 to $37.5 million ($37.5 million excluding restructuring) for the nine months ended September 30, 2019. The Company’s effective tax rate for the nine months ended September 30, 2019 was 12% compared with 11.3% (11.3% excluding restructuring) for the nine months ended September 30, 2018. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources
The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.
Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2018	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2019
	$ (in thousands)
Cash and cash equivalents	395,851	—	25,068	—	(3,315)	417,604
Available for sale investments	59,910	—	(7,739)	1,465	—	53,636
Private placement notes	(349,264)	—	—	(278)	—	(349,542)

	106,497	—	17,329	1,187	(3,315)	121,698
The Company’s cash and short term investment balances at September 30, 2019 amounted to $471.2 million compared with cash and short term investment balances of $455.8 million at December 31, 2018. The Company’s cash and short term investment balances at September 30, 2019 comprised of cash and cash equivalents of $417.6 million and short-term investments of $53.6 million. The Company’s cash and short term investment balances at December 31, 2018 comprised of cash and cash equivalents of $395.9 million and short-term investments of $59.9 million.
On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.
On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. No amounts were drawn at September 30, 2019, or at December 31, 2018, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at September 30, 2019 and at December 31, 2018 were $150.0 million.

Net cash provided by operating activities was $278.1 million for the nine months ended September 30, 2019 compared with cash provided by operating activities of $207.8 million for the nine months ended September 30, 2018. This reflects the impact of the increase in revenues and underlying profitability of the Company offset by movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2019 was 73 days compared with 67 days at December 31, 2018. This reflects both extended credit terms provided to a number of key accounts and the timing of cash collections.
Net cash used in investing activities was $132.4 million for the nine months ended September 30, 2019 compared to net cash used in investing activities of $17.0 million for the nine months ended September 30, 2018. Net cash used in investing activities in the nine months ended September 30, 2019 was largely attributable to cash outflows on the acquisitions of MMD of $42.2 million on January 25, 2019, cash outflows on the acquisition of MeDiNova on May 23, 2019 of $39.3 million and cash outflows on the acquisition of Symphony on September 24, 2019 of $35.0 million. These were offset in part by cash acquired of $11.7 million. During the nine months ended September 30, 2019, capital expenditure of $31.9 million was made mainly relating to investment in facilities and IT infrastructure. In addition, $3.5 million was used for the purchase of investments in equity. During the nine months ended September 30, 2019 $16.1 million was used for the purchase of short term investments and $23.8 million was generated by the sale of short term investments. Net cash used in investing activities during the nine months ended September 30, 2018 relates to capital expenditure of $28.4 million, which was mainly comprised of investment in facilities and IT infrastructure. During the nine months ended September 30, 2018 $85.9 million was used for the purchase of short term investments and $98.9 million was generated by the sale of short term investments.
Net cash used in financing activities during the nine months ended September 30, 2019 amounted to $120.6 million compared to net cash used in financing activities of $42.9 million for the nine months ended September 30, 2018. Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $141.6 million during the nine months ended September 30, 2019. In addition, $21.1 million was received by the Company from the exercise of share options. During the nine months ended September 30, 2018, $57.0 million was recognized in relation to the Company's share repurchase program. In addition, $14.9 million was received by the Company from the exercise of share options.
As a result of these cash flows, cash and cash equivalents increased by $21.8 million for the nine months ended September 30, 2019 compared to an increase of $143.4 million for the nine months ended September 30, 2018.
Inflation
We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.
Legal proceedings
We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	November 8, 2019	Brendan Brennan
Chief Financial Officer